Canada Goose Reports Results for First Quarter Fiscal Year 2020
First Quarter Fiscal 2020 Highlights (in millions of Canadian dollars):

•	Total revenue increased by 59.1% to $71.1m

•	Adjusted EBIT was $(25.9)m

•	Net loss was $(29.4)m, or $(0.27) per basic and diluted share

•	Adjusted net loss was $(22.8)m, or $(0.21) per basic and diluted share
Adjusted EBIT, adjusted net loss and adjusted net loss per basic and diluted share are non-IFRS financial measures. See “Note Regarding Non-IFRS Financial Measures”.
TORONTO, ON (August 14, 2019) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the first quarter ended June 2019. The Company’s Management’s Discussion and Analysis and Unaudited Condensed Consolidated Interim Financial Statements for the first quarter ended June 2019 will be filed on SEDAR at www.sedar.com, the EDGAR section of the U.S. Securities and Exchange Commission website at www.sec.gov and posted on the Company’s website at investor.canadagoose.com.
“Fiscal 2020 is off to a great start with a strong performance in our first quarter, which delivered growth in every geography. As we continue to invest in capacity, we are well positioned to capitalize on the strong demand we see across our business,” stated Dani Reiss, President & CEO. “The affinity and desire we have seen for our seasonally relevant lightweight offerings tells us our product expansion is working, and combined with the volume of highly engaged consumers looking to get ahead of the upcoming Fall / Winter season, we believe our business has never been stronger as we report our smallest fiscal quarter.”
First Quarter Fiscal 2020 Business Highlights (Compared to First Quarter Fiscal 2019)

•	Robust growth in every geographic region, with revenue increasing by 40.4% in Canada, 15.8% in the United States and 79.7% in Europe and Rest of World.

•
In Asia, revenue nearly tripled to $18.1m from $6.6m. This includes earlier shipments to international distributors in Japan and South Korea, and the incremental contribution of DTC operations in Greater China.

•	Increased flexibility through expanded in-house manufacturing capacity to proactively manufacture and ship wholesale orders in Europe and Asia earlier in the year, in response to customer requests.

•	Alongside strong pent-up demand for sought after Fall / Winter icons, non-parka revenue nearly doubled, rising to one third of total DTC revenue in the quarter.

First Quarter Fiscal 2020 Results (in Canadian dollars, compared to First Quarter Fiscal 2019):

•	Total revenue increased by 59.1% to $71.1m from $44.7m, or 58.6% on a constant currency basis(1).

•	DTC revenue increased to $34.8m from $23.2m. The increase was driven by incremental revenue from five new retail stores and one new e-commerce market opened during fiscal 2019.

•
Wholesale revenue increased to $36.3m from $21.5m. This was driven by higher order values from existing partners, coupled with customer requests in Europe and Asia for earlier order shipments relative to last year. It also reflects incremental revenue from Baffin, which was acquired in November 2018.

•
Gross profit increased to $40.9m, a gross margin of 57.5%, compared to $28.6m, a gross margin of 64.0%. The change in gross margin was driven by mix, with a higher proportion of wholesale revenue, and within the channel, a greater share of international distributor revenue due to earlier shipments.

•	DTC gross profit was $26.0m, a gross margin of 74.7%. This reflects the impact of a greater proportion of revenue from non-parka categories, which have lower margins, partially offset by pricing.

•
Wholesale gross profit was $14.9m, a gross margin of 41.0%. This reflects a significantly higher proportion of revenue from international distributors. In fiscal 2019, corresponding orders, which have lower margins, were shipped later in the second quarter. Within each category of customer in the channel, gross margins were at a comparable level relative to last year.

•
Operating loss was $(27.5)m, compared to $(19.9)m. As expected, the increase in operating loss was primarily due to higher corporate SG&A, particularly relating to investments to support growth, and to a lesser degree, a larger retail store opening program.

•
DTC operating profit was $6.5m, an operating margin of 18.7%. Strong sales productivity across the channel was partially offset by a larger store opening program relative to last year. $2.3m in pre-store opening costs were incurred for locations not yet open. Excluding pre-store opening costs in both periods, DTC operating margin increased to 25.3% from 21.6%.

•
Wholesale operating income was $5.0m, an operating margin of 13.8%. The gross margin impact of a higher proportion of shipments to international distributors was partially offset by positive operating leverage, with lower channel SG&A expenses as a percentage of revenue.

•
Unallocated corporate expenses were $36.9m, compared to $25.9m. The increase was primarily due to increased investment in marketing, including local market activation ahead of planned retail openings, and incremental costs to support Greater China operations.

•	Unallocated depreciation and amortization expenses were $2.1m, compared to $1.5m.

•
Net loss was $(29.4)m, or $(0.27) per basic and diluted share, compared to $(18.7)m, or $(0.17) per basic and diluted share. In addition to the expected increase in operating loss, net loss was impacted by $7.0m of unamortized costs triggered by the closing of the Term Loan Facility refinancing in May.

•	Adjusted EBIT(1) was $(25.9)m, compared to $(17.3)m.

•	Adjusted net loss(1) was $(22.8)m, or $(0.21) per basic and diluted share, compared to adjusted net loss(1) of $(16.7)m, or $(0.15) per basic and diluted share.
(1)    See “Note Regarding Non-IFRS Financial Measures”.
Fiscal 2020 Outlook
The Company reiterates the fiscal 2020 outlook and key assumptions underlying such outlook which were issued on May 29, 2019, in the press release announcing the Company’s Results for Fiscal Year 2019 under the heading “Fiscal Year 2020 and Long-Term Outlook”. Within the meaning of applicable securities laws, this outlook constitutes forward-looking information. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond the Company’s control. See “Cautionary Note Regarding Forward-Looking Statements”.
Conference Call Information
A conference call to discuss first quarter fiscal 2020 results is scheduled for today, August 14, 2020 at 9:00 a.m. Eastern Time. Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call. Those interested in participating in the call are invited to dial (844) 579-6824 or (763) 488-9145 if calling internationally. Please dial in approximately 10 minutes prior to the start of the call and reference Conference ID 4983186 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From the coldest places on Earth to global fashion capitals, people are proud to wear Canada Goose products. Employing more than 4,000 people worldwide, Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit canadagoose.com for more information.
Non-IFRS Financial Measures
This press release includes references to adjusted net loss, EBIT, adjusted EBIT, adjusted EBIT margin and adjusted net loss per basic and diluted share. The Company presents these measures because its management uses these as supplemental measures in assessing its operating performance, and believes they are helpful to investors, securities analysts and other interested parties, in evaluating the Company’s performance. The measures referenced above are not measurements of financial performance under IFRS and they should not be considered as alternatives to measures of performance derived in accordance with IFRS. In addition, these measures should not be construed as an inference that the Company’s future results will be unaffected by unusual or non-recurring items. These measures have limitations as analytical tools, and you should not consider such measures either in isolation or as substitutes for analyzing the Company’s results as reported under IFRS.

This press release also includes reference to constant currency revenue. The Company presents this measure because we use constant currency information to provide a framework in assessing how our business segments performed excluding the effects of foreign currency exchange rate fluctuations and believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. The constant currency measure is calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates as measured by the Bank of Canada.
The Company’s definitions and calculations of these measures are not necessarily comparable to other similarly titled measures used by other companies. These non-IFRS financial measures are defined and reconciled to the most comparable IFRS measures in the tables at the end of this press release.
Cautionary Note Regarding Forward-Looking Statements
The foregoing financial information as at and for the first quarter ended June 2019 are unaudited and subject to quarter-end and year-end adjustments in connection with the completion of our customary financial closing procedures. Such changes could be material.
This press release includes forward-looking statements.  These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. These forward-looking statements address various matters including anticipated demand and our ability to capitalize on that demand, including for the Fall / Winter season and for our expanded product offerings, our outlook for fiscal 2020 and our long-term outlook, related assumptions, and our plans for strategic investments to support future growth. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement.  Applicable risks and uncertainties include, among others, our expectations regarding industry trends, our business plan and growth strategies, our expectations regarding seasonal trends, our inventory levels ahead of these seasonal trends, our ability to implement our growth strategies, our ability to keep pace with changing consumer preferences, our ability to maintain the strength of our brand and protect our intellectual property, our ability to accurately forecast our results as well as the risks identified under the heading “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, and filed with the Securities and Exchange Commission (“SEC”), and the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada (“Canadian securities regulatory authorities”), as well as the other information we file with the SEC and Canadian securities regulatory authorities.  We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities.  The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.  Our business is subject to substantial risks and uncertainties, including those referenced above.  You are encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties.

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
For the first quarter ended June
(in millions of Canadian dollars, except share and per share amounts)

	2019	2018
	$	$
Revenue	71.1	44.7
Cost of sales	30.2	16.1
Gross profit	40.9	28.6
Gross margin	57.5%	64.0%
Selling, general and administrative expenses	57.5	45.1
SG&A expenses as % of revenue	80.9%	101.0%
Depreciation and amortization	10.9	3.4
Operating loss	(27.5)	(19.9)
Operating margin	(38.7)%	(44.5)%
Net interest and other finance costs	12.2	3.1
Loss before income taxes	(39.7)	(23.0)
Income tax recovery	(10.3)	(4.3)
Effective tax rate	25.9%	18.7%
Net loss	(29.4)	(18.7)
Other comprehensive income (loss)	3.9	(0.3)
Comprehensive loss	(25.5)	(19.0)
Loss per share
Basic and diluted	$(0.27)	$(0.17)
Weighted average number of shares outstanding
Basic	110,012,100	108,660,494
Other data: (1)
Adjusted net loss	(22.8)	(16.7)
Adjusted net loss per basic and diluted share	$(0.21)	$(0.15)
EBIT	(27.5)	(19.9)
Adjusted EBIT	(25.9)	(17.3)
(1) Adjusted net loss, adjusted net loss per basic and diluted share, EBIT, and adjusted EBIT are non-IFRS financial measures. See “Reconciliation of Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
As at June 30, 2019 and 2018 and March 31, 2019
(in millions of Canadian dollars)

	June 30	June 30	March 31
	2019	2018	2019
Assets	$	$	$
Current assets
Cash	25.0	14.6	88.6
Trade receivables	31.3	12.4	20.4
Inventories	366.1	239.5	267.3
Income taxes receivable	9.4	8.0	4.0
Other current assets	40.3	32.4	32.9
Total current assets	472.1	306.9	413.2

Deferred income taxes	27.9	10.5	12.2
Right-of-use assets	198.5	—	—
Property, plant and equipment	87.4	64.2	84.3
Intangible assets	153.9	140.1	155.6
Other long-term assets	2.8	4.5	7.0
Goodwill	53.1	45.3	53.1
Total assets	995.7	571.5	725.4

Liabilities
Current liabilities
Accounts payable and accrued liabilities	100.0	90.0	110.4
Provisions	5.9	4.3	8.1
Income taxes payable	5.6	0.3	18.1
Lease liabilities	28.1	—	—
Total current liabilities	139.6	94.6	136.6

Provisions	14.4	10.5	14.7
Deferred income taxes	14.9	12.5	16.7
Revolving facility	159.6	76.9	—
Term loan	147.6	140.4	145.2
Lease liabilities	180.6	—	—
Other long-term liabilities	6.8	10.8	13.1
Total liabilities	663.5	345.7	326.3

Shareholders' equity	332.2	225.8	399.1
Total liabilities and shareholders' equity	995.7	571.5	725.4

Condensed Consolidated Interim Statements of Cash Flows
(unaudited)
For the first quarter ended June
(in millions of Canadian dollars)

	2019	2018
	$	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(29.4)	(18.7)
Items not affecting cash:
Depreciation and amortization	13.3	4.4
Income tax recovery	(10.3)	(4.3)
Interest expense	5.0	3.0
Foreign exchange gain	(4.4)	(1.2)
Acceleration of unamortized costs on debt extinguishment	7.0	—
Loss on disposal of assets	0.2	—
Share-based compensation	1.9	0.4
	(16.7)	(16.4)
Changes in non-cash operating items	(133.7)	(111.6)
Income taxes paid	(24.6)	(24.3)
Interest paid	(4.4)	(2.2)
Rent paid	(0.9)	—
Net cash used in operating activities	(180.3)	(154.5)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(1.3)	(2.1)
Investment in intangible assets	(3.9)	(2.8)
Net cash used in investing activities	(5.2)	(4.9)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving facility	162.3	78.5
Transaction costs on financing activities	(2.0)	—
Subordinate voting shares purchased for cancellation	(38.7)	—
Principal paid on lease liabilities	(5.0)	—
Settlement of term loan derivative contracts	4.6	—
Exercise of stock options	0.3	0.8
Net cash from financing activities	121.5	79.3
Effects of foreign currency exchange rate changes on cash	0.4	(0.6)
Decrease in cash	(63.6)	(80.7)
Cash, beginning of period	88.6	95.3
Cash, end of period	25.0	14.6

Reconciliation of Non-IFRS Measures
The tables below reconcile net income to EBIT, adjusted EBIT, and adjusted net loss for the periods indicated.

CAD $ millions (unaudited)	For the first quarter ended June
	2019	2018
Net loss	(29.4)	(18.7)
Add (deduct) the impact of:
Income tax recovery	(10.3)	(4.3)
Net interest and other finance costs	12.2	3.1
EBIT	(27.5)	(19.9)
Offering costs (a)	—	1.2
Costs of the Baffin acquisition (b)	0.5	—
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	(1.5)	0.4
Share-based compensation (d)	0.3	0.8
Pre-store opening costs (e)	2.3	0.2
Total adjustments	1.6	2.6
Adjusted EBIT	(25.9)	(17.3)
Adjusted EBIT margin	(36.4)%	(38.7)%

CAD $ millions (unaudited)	For the first quarter ended June
	2019	2018
Net loss	(29.4)	(18.7)
Add (deduct) the impact of:
Offering costs (a)	—	1.2
Costs of the Baffin acquisition (b)	0.5	—
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	(1.5)	0.4
Share-based compensation (d)	0.3	0.8
Pre-store opening costs (f)	2.8	0.2
Acceleration of unamortized costs on term loan refinancing (g)	7.0	—
Total adjustments	9.1	2.6
Tax effect of adjustments	(2.5)	(0.6)
Adjusted net loss	(22.8)	(16.7)

(a)	In connection with the Secondary Offering completed in June 2018, we incurred expenses related to professional fees, consulting, legal, and accounting that would otherwise not have been incurred.

(b)	Represents costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(c)
Represents unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(d)
Represents non-cash share-based compensation expense on stock options issued prior to the IPO under the Legacy Plan of $0.1m (2018 - $0.2m) and cash payroll taxes paid by the Company of $0.2m (2018 - $0.6m) on gains earned by option holders (compensation) when stock options are exercised.

(e)	Represents costs incurred during pre-opening periods for new stores, including depreciation of right-of-use assets in 2019 and rent expense in 2018.

(f)	Represents costs incurred in (e) above plus interest on lease liabilities in 2019.

(g)	Represents the non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility.
The table below reconciles revenue as reported to revenue on a constant currency basis for the periods presented:

	For the first quarter ended June		$ Change			% Change
CAD $ millions	2019	2018	As reported	Foreign exchange impact	In constant currency	As reported	In constant currency
DTC	34.8	23.2	11.6	(0.2)	11.4	50.0%	49.1%
Wholesale	36.3	21.5	14.8	—	14.8	68.8%	68.8%
Total revenue	71.1	44.7	26.4	(0.2)	26.2	59.1%	58.6%